UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-32421
NOTIFICATION OF LATE FILING	CUSIP NUMBER 36113B-30-1

(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	September 30, 2011

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

420 Lexington Avenue, Suite 1718
Address of Principal Executive Office (Street and Number)
New York, NY 10170
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

√

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Due to technical difficulties encountered by the Company in the EDGAR filing process relating to the Company’s Form 10-Q for the quarterly period ended September 30, 2011 (the “Quarterly Report”), the Quarterly Report was accepted by the EDGAR filing division at 5:31 p.m. on November 14, 2011, without certain exhibits, including the interactive data files required by Item 6 of Form 10-Q.  As a result of the filing deficiencies, the Company is filing this Form 12b-25 Notification of Late Filing in order to gain an extension of time under Rule 12b-25 in which to file the Quarterly Report along with the exhibits thereto, including interactive data files.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gordon Hutchins, Jr.	212	201-2424
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			√	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			√	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  SEE ATTACHMENT.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2011	By:	/s/ Gordon Hutchins, Jr.
Gordon Hutchins, Jr., President

Attachment to Form 12b-25 for Fusion Telecommunications International, Inc. for the period ended September 30, 2011.

It is anticipated that the net loss from continuing operations for the quarter and nine months ended September 30, 2011 will be approximately $1.1 million and $3.5 million, respectively, as compared to the loss from continuing operations for the quarter and nine months ended September 30, 2010 of $1.3 million and $4.4 million, respectively.